UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TSR, INC.

(Name of Subject Company)

TSR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

872885207

(CUSIP Number of Class of Securities)

Thomas Salerno
Chief Executive Officer
400 Oser Avenue, Suite 150
Hauppauge, NY 11788
(631) 231-0333
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Lawrence R. Bard, Esq.
Scott D. Museles, Esq.
Shulman Rogers, P.A.
12505 Park Potomac Ave, Suite 600
Potomac, MD 20854
(301) 230-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by TSR, Inc., a Delaware corporation (“TSR” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2024, as amended by that certain Amendment No. 1 thereto filed with the SEC on June 14, 2024, and that certain Amendment No. 2 thereto filed with the SEC on June 24, 2024 (as amended, the “Filed Schedule 14D-9”).

The Filed Schedule 14D-9 relates to the tender offer by Vienna Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company, at a purchase price of $13.40 per Share (the “Offer Price”), net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 30, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of May 15, 2024, by and among Parent, Purchaser and TSR (as may be amended from time to time, the “Merger Agreement”).

This Amendment is being filed to reflect certain updates to the Filed Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Filed Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Filed Schedule 14D-9. Except as otherwise set forth below, the information in the Filed Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Filed Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Filed Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Filed Schedule 14D-9 is hereby amended and supplemented by adding the following new section entitled “Expiration of the Offer” before the section titled “Forward-Looking Statements” on page 32:

•	“Expiration of the Offer

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on June 27, 2024 (such date and time, the “Expiration Time”), and was not further extended. The Depositary has advised Purchaser that, as of the Expiration Time, 1,946,960 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 89.74% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Following the consummation of the Offer, on June 28, 2024, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into the Company, and without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company surviving as a wholly owned subsidiary of Parent.

As a result of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TSR, INC.

Dated: June 28, 2024	By:	/s/ Thomas Salerno
		Name:	Thomas Salerno
		Title:	Chief Executive Officer

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